Filed by Rusoro Mining Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Gold Reserve Inc.

Commission File Number: 001-31819

Date: December 15, 2008

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of Gold Reserve Inc. The Offer (as defined below) is made solely by the Offer to Purchase and Circular (each as defined below) and any amendments or supplements thereto. The Offer is being made to (and deposits will be accepted on behalf of ) all holders of Gold Reserve Equity (“Gold Reserve Equityholders”), except those holders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

December 15, 2008

NOTICE OF OFFER TO PURCHASE

all of the outstanding Gold Reserve Equity of

GOLD RESERVE INC.

by

RUSORO MINING LTD.

on the basis of three Rusoro Shares for each Class A common share or equity unit of Gold Reserve

Rusoro Mining Ltd. (the “Offeror” or “Rusoro”) is offering to purchase (the “Offer”) all of the issued and outstanding Class A common shares (the “Gold Reserve Shares”) of Gold Reserve Inc. (“Gold Reserve”) and all of the issued and outstanding equity units (the “Gold Reserve Equity Units”, and together with the Gold Reserve Shares, the “Gold Reserve Equity”) of Gold Reserve, including any Gold Reserve Equity that may become issued and outstanding after the date of the Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Gold Reserve (other than SRP Rights, as hereinafter defined) that are convertible or exchanged or exercisable for Gold Reserve Equity, together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan (the “Shareholder Rights Plan”) of Gold Reserve. The Offer is subject to the terms and conditions set forth in the offer to purchase (the “Offer to Purchase”) and accompanying offering circular (the “Circular”) dated December 15, 2008 and the Letter of Transmittal and the Notice of Guaranteed Delivery (collectively, the “Offer Documents”), copies of which are being filed today with the securities regulatory authorities in Canada, and in a registration statement on Form F-10 and a tender offer statement on Schedule TO (the “U.S. Filings”), copies of which are being filed today with the United States Securities and Exchange Commission. Copies of the Offer Documents and the U.S. Filings will be available for free through the internet at www.sedar.com and www.sec.gov.

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 12:00 MIDNIGHT, EASTERN TIME, AT THE END
OF JANUARY 21, 2009 (THE “EXPIRY TIME”), UNLESS THE OFFER IS EXTENDED OR
WITHDRAWN BY THE OFFEROR.

The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time, such number of Gold Reserve Shares as constitutes at least 66 2/3% of the issued and outstanding Gold Reserve Shares and such number of Gold Reserve Equity Units as constitutes at least 66 2/3% of the issued and outstanding Gold Reserve Equity Units at the Expiry Time (in each case calculated on a fully-diluted basis). Each of the conditions of the Offer are set forth in Section 2 of the Offer to Purchase, “Conditions of the Offer”. The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for any Gold Reserve Equity deposited under the Offer unless all of the conditions of the Offer are satisfied or, where permitted, waived at or prior to the Expiry Time.

As of the date hereof, neither Rusoro nor any of its affiliates beneficially owns, directly or indirectly, any Gold Reserve Equity. The common shares of Rusoro (the “Rusoro Shares”) are listed on the TSX Venture Exchange (“TSXV”) under the symbol “RML”. The Gold Reserve Shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange Alternext US LLC (“NYSE Alternext”) under the symbol “GRZ”.

Gold Reserve Equityholders who wish to accept the Offer and deposit their Gold Reserve Equity must properly complete and execute a Letter of Transmittal or a manually signed facsimile thereof and deposit it, together with the certificates representing their Gold Reserve Equity and all other required documents, at one of the offices of Computershare Investor Services Inc. (the “Depositary”) in accordance with the instructions in the Letter of Transmittal or request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Alternatively, (1) Gold Reserve Shareholders may accept the Offer by following the procedures for book-entry transfer of Gold Reserve Equity described in Section 5 of the Offer to Purchase, “Manner of Acceptance - Acceptance by Book-Entry Transfer”; or (2) Gold Reserve Equityholders may accept the Offer where the certificates representing the Gold Reserve Equity are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Offer to Purchase, “Manner of Acceptance - Procedure for Guaranteed Delivery”, using a Notice of Guaranteed Delivery or a manually signed facsimile thereof. Gold Reserve Equityholders whose Gold Reserve Equity is registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Gold Reserve Equity. Gold Reserve Equityholders will not be required to pay any fee or commission if they accept the Offer by depositing their Gold Reserve Equity directly with the Depositary. Gold Reserve Equityholders may withdraw Gold Reserve Equity tendered to the Offer at any time (i) before Gold Reserve Equity deposited under the Offer is taken up by Rusoro under the Offer, (ii) if the Gold Reserve Equity has not been paid for by Rusoro within three business days after having been taken up, and (iii) in certain other circumstances described in Section 8 of the Offer to Purchase, “Right to Withdraw Deposited Gold Reserve Equity.”

The tax consequences to Gold Reserve Equityholders in Canada and the United States relating to the disposition of Gold Reserve Equity are described in Sections 19 and 20 of the Circular. Gold Reserve Equityholders are encouraged to consult their own tax advisors.

The Offeror has requested from Gold Reserve the use of its list of Gold Reserve Equityholders and security position listings for the purpose of disseminating the Offer Documents to Gold Reserve Equityholders. Upon compliance with this request by Gold Reserve, the Offer Documents and other relevant materials will be mailed to Gold Reserve Equityholders of record and furnished to brokers, dealers, banks, trust companies and similar persons, whose names or the names of whose nominees appear on the Gold Reserve Equityholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Gold Reserve Equity.

The information contained in this advertisement is a summary only. The Offer is being made solely by the Offer Documents and the U.S. Filings. You should read the Offer Documents and the U.S. Filings carefully before making any decision with respect to the Offer, because they contain important information. The Offer Documents and the U.S. Filings are being filed today with the securities regulatory authorities in Canada and the United States and will be available for free through the internet at www.sedar.com and www.sec.gov. Copies of these documents may also be obtained without charge from the Depositary or Georgeson Shareholder Communications Canada Inc. (the “Information Agent”) and its affiliates. Questions and requests for assistance may be directed to the Depositary or the Information Agent at the telephone numbers and addresses set out below. Gold Reserve Equityholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

Inquiries	By Registered Mail, Hand or Courier
Toll Free (North America): 1-800-564-6253	Computershare Investor Services Inc.
Overseas: 1-514-982-7555	510 Burrard Street, 2nd Floor
Email: corporateactions@computershare.com	Vancouver, BC V6C 3B9
Website: www.computershare.com	Attn: Corporate Actions
or
By Mail
Computershare Investor Services Inc.	Computershare Investor Services Inc.
P.O. Box 7021, 31 Adelaide Street E.,	9th Floor, 100 University Avenue
Toronto, ON M5C 3H2	Toronto, ON M5J 2Y1
Attention: Corporate Actions	Attn: Corporate Actions

The Information Agent for the Offer is:

North American Toll Free Number: 1-888-605-7615
Banks and Brokers call collect: 1-212-806-6859